Exhibit 4.31
ASSET SALE AND PURCHASE AGREEMENT
by and among
Hoshin GigaMedia Center Inc.
as Seller
and
,
as Buyer
and
China Network Systems Co., Ltd.
and
as Guarantor
Dated as of August 28, 2008

i

ii

INDEX OF EXHIBITS

Exhibit
1.1	Definition
2.1(a)	List of Transferred Assets
2.1(b)	List of Assumed Liabilities
2.2	List of Excluded Assets
3.1(a)	Disclosure Schedules
3.1(b)	Representations and Warranties of Seller
4.1	Representations and Warranties of Buyer
5.1	Conducts Prior to the Closing
5.11	Non-Competition
5.13	Form of Confidentiality Agreement
6.1	Conditions Precedent to the Closing
6.2(b)(i)	List of Seller’s Closing Deliverables
6.2(b)(ii)	List of Buyer’s Closing Deliverables
7.2	Form of Transitional Service Agreement

i

ASSET SALE AND PURCHASE AGREEMENT
THIS ASSET SALE AND PURCHASE AGREEMENT is entered into on this 28th day of August, 2008 (this “Agreement”), by and among
(i) Hoshin GigaMedia Center Inc., a company organized and existing under the laws of the ROC, having its principal office at 8F, 207, Sec.2, Tiding Blvd., Neihu District, Taipei City 114, Taiwan (“Seller”);
(ii) , a company organized and existing under the laws of the ROC, having its principal office at No. 345, Jilin Rd., Jhongshan District, Taipei City, Taiwan (“Buyer”); and
(iii) China Network Systems Co., Ltd., a company organized and existing under the laws of the ROC, having its principal office at 3F, 399, Recom Rd., Neihu District, Taipei City, Taiwan (the “Guarantor”).
Seller and Buyer shall hereinafter be referred to, individually as a “Party” and collectively as the “Parties.”
RECITALS
WHEREAS, Seller provides, among others, consumer ISP business and other related services; and
WHEREAS, Seller intends to sell all assets, rights and interests of the consumer ISP business, in particular cable modem services (“Transferred Business”), and Buyer intends to purchase from Seller such assets, rights and interests as of the Closing Date (as defined below).
AGREEMENT
NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Parties agree the following terms and conditions:
ARTICLE I
TERMS AND DEFINITIONS
Section 1.1 Certain Defined Terms
For purposes of this Agreement, the capitalized terms stated herein shall have the meanings set forth in Exhibit 1.1 attached hereto.

Section 1.2 General Interpretation
(a) Reference made in this Agreement to a Section, Article or Exhibit shall be reference to a Section, Article or Exhibit of this Agreement unless otherwise stated. The table of contents and headings contained in this Agreement and all Exhibits are solely for convenience in referencing and shall not affect in any manner the meaning or interpretation of this Agreement. All words used in this Agreement shall be construed to be of such gender or number as the circumstances require.
(b) Any and all capitalized terms used in any Exhibit but not otherwise defined therein shall have the meanings set forth in this Agreement. All Exhibits attached hereto or referred to herein are incorporated into and made a part of this Agreement as if set forth herein.
(c) The word “including” and words of similar import when used in this Agreement shall mean “including, without limitation”, unless otherwise specified.
(d) All references to “NT$” in this Agreement or any Ancillary Agreement refer to New Taiwan Dollars and references to “US$” in this Agreement or any Ancillary Agreement refer to United States Dollars.
ARTICLE II
PURCHASE AND SALE
Section 2.1 Purchase and Sale of the Transferred Business
(a) On the terms and subject to the conditions stated herein, upon the Closing, Seller shall sell, transfer, convey, assign and deliver to Buyer or any other company designated by Buyer, and Buyer agrees to buy and acquire, or cause such other company to buy and acquire, from Seller, all the rights, titles, and interests in and to the Transferred Assets, as set forth in Exhibit 2.1(a) attached hereto, free and clear of all Encumbrances.
(b) On the terms and subject to the conditions contained herein, at the Closing, Buyer or any other company designated by Buyer shall assume and agree to pay, discharge and perform as and when due, and Seller shall transfer, convey and assign to Buyer the Assumed Liabilities as set forth in Exhibit 2.1(b) attached hereto.
(c) The Parties acknowledge and agree that, unless otherwise expressly provided herein, Buyer is not assuming and shall not be responsible or liable for, and Seller shall perform and discharge as and when due, any and all liabilities or obligations of Seller (whether fixed, contingent or unliquidated, absolute or otherwise and whether relating to any tort, statutory or regulatory obligation, product liability, environmental claim, Taxes, contract, operations of the business in the ordinary course of business or otherwise).
Section 2.2 Excluded Assets
Notwithstanding any provision to the contrary contained herein, the assets set forth in Exhibit 2.2 are excluded from the Transferred Assets (“Excluded Assets”) and shall remain the assets of Seller.

Section 2.3 Purchase Price
Buyer shall pay Seller for purchase of the Transferred Assets and assumption of the Assumed Liabilities an aggregate purchase price of US$3,000,000, payable in New Taiwan Dollars at the Exchange Rate immediately on or prior to the Closing Date, exclusive of any VAT payable for sale of the Transferred Assets (the “Purchase Price”).
ARTICLE III
REPRESENTATIONS AND WARRANTIES
OF SELLER
Section 3.1 Representations and Warranties
(a) Seller hereby represents and warrants to Buyer that the matters contained in Exhibit 3.1(b) attached hereto.
Section 3.2 Limitation of Disclosure Schedules
(a) Any and all information contained or referred to in the disclosure schedules attached hereto as Exhibit 3.1(a) (the “Disclosure Schedules”) shall be treated as disclosure by Seller in respect of each and every obligation of Seller under this Agreement, including but not limited to the representations and warranties of Seller stipulated in Section 3.1 hereof. For the avoidance of doubt, any and all information contained or referred to in the Disclosure Schedules shall be treated as a disclosure by Seller in respect of each and every representation and warranty and not in respect of any particular representation or warranty.
(b) The headings and numbering stated in the Disclosure Schedules shall not affect the interpretation thereof.
(c) The disclosure of any of the Disclosure Schedules shall not imply the existence of any representation, warranty or undertaking not expressly stated in the Agreement, nor be taken as an expansion of the scope of the representations and warranties of Seller as set forth in Exhibit 3.1(b) attached hereto.
Section 3.3 Exclusivity of Representations and Warranties
Neither Seller, nor any of its respective Affiliates or Representatives has made any representation or warranty of any kind or nature whatsoever, oral or written, express or implied (including, but not limited to, any relating to financial condition, operating results, assets or liabilities of the Transferred Business), except as expressly set forth in this Article III and Exhibit 3.1(b), and Seller hereby disclaims any such other representation or warranty.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER
Section 4.1 Buyer’s Representations and Warranties
Buyer hereby represents and warrants to Seller those matters set forth in Exhibit 4.1 attached hereto.

ARTICLE V
COVENANTS
Section 5.1 Business Operation Prior to the Closing
Between the date of execution hereof and the Closing Date, unless (i) otherwise stated in this Agreement; (ii) otherwise stated in Exhibit 5.1 attached hereto; or (iii) Buyer shall otherwise agree in writing, Seller shall operate the Transferred Business only in the ordinary course of business in all material respects and consistent with past practices and use commercially reasonable efforts to preserve intact the Transferred Assets and related relationships with customers, suppliers and other third parties. Except as otherwise contemplated by this Agreement, Seller covenants and agrees that, to the extent applicable to the Transferred Assets, Assumed Liabilities and Transferred Business, it shall not:
(a) sell, lease, license, abandon, transfer, dispose of, or grant rights under any Intellectual Property Rights or materially modify any existing rights with respect thereto, except in the ordinary course of business consistent with past practice;
(b) mortgage, pledge or grant a security interest in any assets, tangible or intangible, other than purchase money liens in the ordinary course of business;
(c) fail to pay, or delay payment of, or contest the obligation to pay any account payable or other payment obligation when due (other than a bona fide good faith dispute regarding such obligation or the amount thereof, which dispute is immaterial in amount and is communicated to Buyer in writing), or induce any customer of Seller to accelerate payment of, or initiate any collection efforts outside the ordinary course of business with respect to, any accounts receivable or other right to payment of Seller, or take any other action (or fail to take any other action) not in the ordinary course of business that, individually or in the aggregate, would reasonably be expected to result in a material increase or decrease in Seller’s working capital from the amount reflected in the Financial Statement, except as would not be materially adverse to the Transferred Business and inconsistent with Seller’s past business practice;
(d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation or recapitalization of Seller;
(e) sell, lease, license, transfer, mortgage, encumber or otherwise dispose of any of its assets or cancel, release, or assign any indebtedness or claim relating to Transferred Asset and Transferred Business, except in the ordinary course of business or in amounts which are not material, individually or in the aggregate;
(f) conduct any transaction or incur any liability which is, individually or in aggregate, in excess of NT$1,000,000, except in the ordinary course of Transferred Business; or
(g) make any change in accounting policies or material changes in accounting practice, methods or practice, except as required by GAAP.

Provided, that, the numerical restriction set out in the above clause (f) shall apply on the consolidated basis of the Transferred Business and KBT’s business (including the OEM Business and Webs-TV ADSL Service).
Section 5.2 Transfer of Contracts
(a) Seller shall make commercially reasonable efforts to retain the subscribers of its cable modem services before the completion of transfer of such subscribers to Buyer.
(b) Seller shall assign or subcontract exclusively to Buyer all rights and obligations under the Assumed Contracts. Seller shall provide Buyer with a list of the Assumed Contracts which shall set out the names and addresses of the subscribers and the key commercial terms thereof at the Closing, and within twelve (12) months after the Closing Date, shall make commercially reasonable efforts to assist Buyer to enter into new contracts with Seller’s cable modem subscribers in form and substance satisfactory to Buyer.
(c) For those Assumed Contracts with the subscribers who refuse to be transferred to Buyer (the “Non-Assigned Contracts”), Seller shall pass on all of Seller’s economic interest in each Non-Assigned Contract to Buyer by way of subcontracting arrangements without any Person being able to set-off any amounts due to it or claimed by it and shall provide Buyer with billing services for the Non-Assigned Contracts free of charge until expiration of the respect Non-Assigned Contracts between Seller and each such subscriber.
(d) Without jeopardizing the rights and obligations of the Parties under Section 5.2(c), Seller shall cooperate fully with Buyer to resolve any dispute, controversy or claim with or by any cable modem subscribers arising within six (6) months after the Closing Date out of or in relation to the transactions contemplated hereunder. Any expenses and costs incurred therefrom shall be borne equally by Seller and Buyer.
Section 5.3 Insurance
During the period from the date of this Agreement until the Closing Date, Seller, shall maintain or cause to be maintained in effect all equipment, fire and liability insurance policies maintained on the date hereof relating to the Transferred Business, or procure comparable replacement policies and maintain such replacement policies in effect until such time.

Section 5.4 Exclusivity
Until the earlier of the Closing Date or the date this Agreement is terminated pursuant to Section 8.1 hereof, Seller and its Board of Directors shall not, and Seller and its Board of Directors shall direct and use its best efforts to cause their respective Representatives not to (i) actively solicit, engage in discussions or negotiate, or take any other action intended or designed to facilitate (including by way of furnishing information) any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, a Takeover Proposal (as hereinafter defined) or (ii) enter into any agreement with respect to a Takeover Proposal. Additionally, neither the Board of Directors of Seller, nor any committee thereof shall:
(a) withdraw or modify, in a manner adverse to Buyer, the approval or recommendation by Seller’s Board of Directors or any such committee of the approval of this Agreement and the transaction contemplated hereunder;
(b) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal; or
(c) approve any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Takeover Proposal.
Notwithstanding the provisions of this Section 5.4, Seller may furnish information concerning its business, properties or assets to a Person pursuant to appropriate confidentiality agreements, and may negotiate and participate in discussions and negotiations with such Person concerning an Takeover Proposal, if such Person has on an unsolicited basis submitted a bona fide Takeover Proposal to Seller’s board which the Seller’s board determines, in good faith, after consultation with its financial advisor and independent legal counsel that (i) such Takeover Proposal constitutes, in light of all relevant circumstances and all terms and conditions of such Takeover Proposal and this Agreement, a transaction to be more favorable to Seller’s stockholders than the transaction contemplated by this Agreement and (ii) that the failure to take such action would be inconsistent with Seller’s board’s or the parent of Seller’s board’s fiduciary duties to its stockholders under applicable Law; provided, that (x) Seller has first given Buyer a written notice that states that Seller has received such Takeover Proposal and includes the information set forth below, (y) such Takeover Proposal was made after the date of this Agreement and did not otherwise result from a breach of this Section 5.4. Contemporaneously with furnishing any information to such Person, Seller shall furnish such information to Buyer (or, with respect to any such information that has previously been furnished to Buyer or its representatives, a list identifying such information).
As promptly as practicable (and, in any event, within forty-eight (48) hours) after receipt of an Takeover Proposal or any request for information or any discussions or inquiries which is reasonably likely to lead to an Takeover Proposal, Seller shall provide Buyer with written notice of the material terms and conditions of such Takeover Proposal, request, discussion or inquiry, and the identity of the Person or group making such Takeover Proposal, request, discussion or inquiry, and a copy of all written materials provided in connection with any such Takeover Proposal, request, discussion or inquiry. After receipt of such Takeover Proposal, request, discussion or inquiry, Seller shall promptly keep Buyer informed of the status and details (including changes or proposed changes to the economic terms and any other material amendments or proposed material amendments and any withdrawals or abandonment) of any such Takeover Proposal, request, discussion or inquiry and shall promptly provide to Buyer a copy of all written materials subsequently provided in connection with such Takeover Proposal, request, discussion or inquiry.
Any violation of the restrictions set forth in this Section 5.4 by any officer or director of Seller, or any Person acting pursuant to instruction or authorization by Seller, shall be deemed to be a breach of this Section by Seller.

Section 5.5 Access to Information
From the date of execution hereof until the Closing Date, upon reasonable notice, Seller shall afford Buyer and its Representatives reasonable access to the Representatives, properties, offices and other facilities, books and records of the Transferred Business and furnish Buyer with such financial, operating and other data and information of the Transferred Business as Buyer may reasonably request; provided, however, that any such access or furnishing of information shall be conducted at Buyer’s expense, during normal business hours, under the supervision of Seller’s personnel and in such manner as not unreasonably to interfere with the normal operations of the Transferred Business. Notwithstanding anything to the contrary in this Agreement, Seller shall not be required to disclose any information to Buyer or its Representatives if such disclosure would violate any applicable Law, while any such withholding of information shall not relieve Seller from the provision of accurate representations and warranties.
Section 5.6 Update of Disclosure Schedules; Knowledge of Breach
Seller shall from time to time ending on the 7th day prior to the Closing supplement or amend the Disclosure Schedules with respect to any matter hereafter arising which if existing or known as of the date of execution hereof would have been required to be set forth or described in such Disclosure Schedules (the “Supplemental Disclosure”). Unless otherwise expressly provided herein, nothing contained in this Section shall prejudice the rights of Buyer to exercise any right or claim any remedies which Buyer has under this Agreement. The Supplemental Disclosure with respect to any matter which if existing as of the date of execution hereof or arising after the date of execution hereof shall not be deemed to have cured any breach of any representation and warranties made in this Agreement for the purpose of determining whether or not any Buyer Indemnified Party has an indemnification claim pursuant to Article IX hereof. If prior to the Closing, either Party shall have reason to believe that any breach of a representation or warranty of the other Party has occurred, the Party which does not breach the representation or warranty shall promptly notify the other Party, in reasonable detail.
Section 5.7 Reasonable Efforts.
Seller will use its commercially reasonable efforts to effectuate the transactions contemplated hereby, to fulfill and cause to be fulfilled the conditions to closing under this Agreement and assist in the satisfactory and smooth completion of the transfer, including but not limited to cooperating with Buyer in examination and inspection of all Transferred Assets before Closing.
Section 5.8 Notification of Certain Matters
Until the Closing, Seller and Buyer shall promptly notify the other Party in writing of any fact, change, condition, circumstance or occurrence or nonoccurrence of any event of which it is aware that will or is reasonably likely to result in any of the conditions set forth in Exhibit 6.1 attached hereto becoming incapable of being satisfied.

Section 5.9 Consents and Filings; Further Assurances
Seller and Buyer shall promptly notify the other Party of any communication that it or any of its Affiliates or Representatives receives from any Governmental Authority relating to the subject matters of this Agreement and permits all the other Party to review in advance any proposed communication by such Party to any Governmental Authority. Seller and Buyer shall not agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry unless it consults with the other Party in advance and, to the extent permitted by such Governmental Authority, gives the other Party the opportunity to attend and participate at such meeting.
Section 5.10 Public Announcement
During the period from the date of execution hereof and the Closing Date, Seller and Buyer shall consult with each other before issuing any press release or making any other public statement with respect to this Agreement or the transaction contemplated hereunder, and neither Buyer nor Seller shall issue any press release or make any public statement prior to obtaining the written approval of Seller or Buyer, as the case may be, which approval shall not be unreasonably withheld, provided, however, the foregoing shall not limit the ability of a party to make announcements and filings required by applicable Laws. Buyer and Seller shall cooperate with each other in releasing, to the extent required, information concerning this Agreement and the transactions contemplated herein. Where practicable each of the Parties shall furnish to the other drafts of all releases and filings prior to publication or filing and shall duly take into account suggestions of the other Party. Nothing contained herein shall prevent either Party at any time from furnishing any information to any Governmental Authority or from issuing any release when it believes it is legally required to do so, provided such Party gives the other Party prompt notice of such order and complies with any protective order (or equivalent) imposed on such disclosure.
Section 5.11 Non-Competition.
For the duration of five (5) years after the Closing, except as otherwise set forth in Exhibit 5.11 hereto, Seller shall not, and shall cause each GigaMedia Group Member not to, directly or indirectly, invest, own, engage or participate in any manner in any business or any company, joint venture, partnership, or other entity that is engaged in the Relevant Business in Taiwan.
Section 5.12 Non-Interference.
Seller undertakes that, unless otherwise approved by Buyer in writing, for the duration of five (5) years after the Closing, Seller and any GigaMedia Group Member shall not, directly or indirectly:
(a) persuade or seek to persuade any customer, supplier, agent or independent contractor of Buyer or its Affiliates to cease to do business or to reduce the amount of business, to the extent that such business is the Relevant Business, which such Party has customarily done or contemplates doing with Seller and/or its Affiliates;

(b) solicit, provide services to, or perform services for, in each case in a manner similar to the Relevant Business, any person who is or was a customer of any of Seller or its affiliates;or
(c) hire, solicit for employment, or recruit any Seller employee, or induce or encourage any of the foregoing to terminate their employment relationship with Buyer or its Affiliates, or attempt to do any of the foregoing either on its own behalf or for the benefit of any third person, for the purposes of working in the Relevant Business.
In Sections 5.11 and 5.12, “Relevant Business” means the operation of commercial and consumer Internet access and cable modem business in Taiwan, Republic of China. For avoidance of any doubt, the on-line game business currently operated by Seller and its Affiliates and any ancillary services relating to on-line game business shall be excluded from the Relevant Business; provided that Seller shall not, without Buyer’s prior written consent, provide any ancillary service which could be in direct or indirect competition with the Relevant Business in any material respect.
Section 5.13 Confidentiality.
Until the Closing Date, information furnished hereunder shall be subject to, and each of the Parties shall and shall cause its Affiliates and Representatives to comply with, the terms of the Confidentiality Agreement (the “Confidentiality Agreement”) in the form attached hereto as Exhibit 5.13 as if each Party hereto were a party thereto.
Section 5.14 Additional Agreements.
In case within six (6) months after the Closing Date any further action is reasonably necessary or desirable to carry out the purposes of this Agreement or to vest Buyer or its designated company with full title to all properties, assets, rights, approvals, immunities, and franchises, the proper officers and directors of each Party to this Agreement shall take all such necessary action.
Section 5.15 No Solicitation
If this Agreement is terminated prior to the Closing, Buyer shall not, for a period of six (6) months after the date of execution hereof, without the prior written consent of Seller, solicit (other than a solicitation by general advertisement) any person who is an employee of Seller, at the date hereof or at any time during the period between the date of execution of hereof and the date of termination hereof, to terminate his or her employment with Seller, as the case may be. For avoidance of doubt, this Section shall not restrict Buyer from offering employment to any person who is an employee of Seller, at the date hereof or at any time during the period between the date of execution of hereof and the date of termination hereof and applies for a post at Buyer on his/ her own initiative or who is dismissed or terminated by HGC.

Section 5.16 Financial Statements
Seller shall deliver or cause to be delivered to Buyer (i) the balance sheet of the Transferred Business as of the Closing Date within 20 days after the Closing Date, and (ii) the income statement of the Transferred Business for the 12-month period ended the LTM EBITDA End Day as provided under the KBT Agreement within 20 days after the LTM EBITDA End Day. Seller undertakes that (i) such balance sheet and income statement shall(x) be prepared in accordance with the books and records of Seller, (y) be prepared in accordance with GAAP applied on a consistent basis, and (z) show in all material respects a fair view of the state of affairs, assets and liabilities, financial position, profit or loss and results of operations of Seller and of the Transferred Business as at the respective dates thereof and for the periods covered thereby, applied on a consistent basis during the periods concerned, and (ii) there shall not be any transaction or any liabilities (including contingent liabilities) or payment, which ought to be included in such balance sheet and income statement, but are not included therein which is, in aggregate and on the consolidated basis of the Transferred Business and KBT’s business, in excess of NT$2,000,000.
Section 5.17 Guarantee by Guarantor
The Guarantor hereby irrevocably guarantees for a period of twelve (12) months after the Closing Date (i) the due and punctual payment in full when due of any and all sums, whether fees, expenses, indemnities or other amounts payable by Buyer, pursuant to or arising under, out of or in connection with this Agreement, and (ii) the prompt and complete performance by Buyer of all other terms and provisions of this Agreement (the obligations to pay all such sums and perform all such terms and provisions are hereafter collectively referred to as the “Buyer’s Guaranteed Obligations”). A notice to the Guarantor for Buyer’s failure in performance of the Guaranteed Obligations shall be deemed sufficient that the Guarantor must perform the Guaranteed Obligations. Except for such notice, the Guarantor waives all other rights to other notice, presentment, demand and protest and any right to require Seller to proceed against Buyer or to pursue or exhaust any remedy in respect of the Guaranteed Obligations against Buyer or any other person or entity.
ARTICLE VI
CLOSING
Section 6.1 Closing
The completion of the transaction contemplated in this Agreement (the “Closing”) shall take place at the office of Lee and Li, Attorneys-at-Law, 9th Floor, No. 201, Tun Hua N. Road, Taipei 105, Taiwan, ROC, at 10:00 A.M., Taiwan time on September 3, 2008 subject to the satisfaction or, to the extent permitted by applicable Law, waiver of all conditions to the obligations of the Parties set forth in Exhibit 6.1 attached hereto (other than such conditions as may, by their terms, only be satisfied at the Closing), or at such other place or at such other time or on such other date as the Parties may mutually agree. The day on which the Closing takes place is referred to as the “Closing Date”.
Section 6.2 Closing Deliverables
(a) At the Closing, Buyer shall pay the Purchase Price by remitting the immediately available funds in New Taiwan Dollars at the Exchange Rate to Seller’s designated account.

(b) At the Closing, Seller shall deliver or cause to be delivered to Buyer those closing deliverables listed in Exhibit 6.2(b)(i) attached hereto and Buyer shall deliver or cause to be delivered to Seller those closing deliverables listed in Exhibit 6.2(b)(ii) attached hereto.
ARTICLE VII
POST CLOSING ACTIONS
Section 7.1 Collection and Payment After the Closing
(a) At and after the Closing, Buyer shall have the right and authority to collect Seller’s Accounts Receivable included as the Transferred Assets and service fees under the Non-Assigned Contracts, and Seller shall, within one (1) week after its receipt thereof, properly endorse and deliver to Buyer any and all Accounts Receivable, letters of credit, cash payments and checks that are part of the Transferred Assets or such service fees and received by Seller after the Closing.
(b) At and after the Closing Date, Buyer shall pay or perform when due, the accounts payable and other payables included as the Assumed Liabilities. In the event of any request made to Seller of any of the foregoing for any reason after the Closing, which Seller is not obligated to do so, Seller shall immediately inform Buyer about any such payment.
Section 7.2 Transitional Service
In order to facilitate a smooth transfer of the Transferring Business from Seller to Buyer, Seller agrees to enter into a transitional services agreement with KBT and Buyer in the form as Exhibit 7.2 attached hereto, pursuant to which Seller will provide certain transitional services as may be necessary for carrying out the Transferred Business on terms and conditions agreed to by and between the parties concerned in the transitional service agreement.
ARTICLE VIII
TERMINATION
Section 8.1 Termination
This Agreement may be terminated at any time prior to the Closing in any of the following circumstances:
(a) by mutual written consent of Seller and Buyer; provided, however, that this Agreement shall be deemed terminated by mutual consent of Seller and Buyer if the KBT Agreement is terminated by mutual consent of the parties thereto;
(b) by Seller, if Buyer breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement or any of the Ancillary Agreements entered into prior to the Closing, and such breach or failure to perform (x) would give rise to the failure of fulfillment of any condition set forth in Exhibit 6.1 attached hereto; (y) cannot be or has not been cured within 15 days following delivery of written notice of such breach or failure to perform; and (z) has not been waived by Seller in writing; provided, however, that this Agreement shall be deemed terminated by Seller in accordance with this Section 8.1(b) with an immediate effect if Seller terminates the KBT Agreement in accordance with Section 7.1(b) of the KBT Agreement;

(c) by Buyer, if Seller breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement or any of the Ancillary Agreements entered into prior to the Closing, and such breach or failure to perform (x) would give rise to the failure to fulfillment of a condition set forth in Exhibit 6.1 attached hereto; (y) cannot be or has not been cured within 15 days following delivery of written notice of such breach or failure to perform; and (z) has not been waived by Buyer in writing; provided, however, that this Agreement shall be deemed terminated by Buyer in accordance with this Section 8.1(c) with an immediate effect if CNS terminates the KBT Agreement in accordance with Section 7.1(c) of the KBT Agreement;
(d) (i) by Seller if any of the conditions set forth in Parts A and B of the Exhibit 6.1 attached hereto or any of the conditions set forth in Parts A and B of the Exhibit 6.1 attached to the KBT Agreement shall have become incapable of fulfillment prior to December 31, 2008 (the “Termination Date”); or (ii) by Buyer, if any of the conditions set forth in Parts A and C of the Exhibit 6.1 attached hereto or any of the conditions set forth in Parts A and C of the Exhibit 6.1 attached to the KBT Agreement shall have become incapable of fulfillment prior to the Termination Date; provided, that the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available if the failure of the Party claiming termination hereof or requesting to fulfill any obligation under this Agreement shall have been the cause of the failure of such condition to be satisfied on or prior to such date; provided, further, that if a Party or CNS terminates the KBT Agreement in accordance with Section 7.1(d) of the KBT Agreement, this Agreement shall be deemed terminated by the same Party (by Buyer, if CNS terminates the KBT Agreement) in accordance with this Section 8.1(d) with an immediate effect; or
(e) by either (i) Seller or (ii) Buyer, in the event that any Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transaction contemplated by this Agreement or the KBT Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, that the Party so requesting termination shall have complied with Section 5.9 hereof provided, further, that if a Party or CNS terminates the KBT Agreement in accordance with Section 7.1(e) of the KBT Agreement, this Agreement shall be deemed terminated by the same Party(by Buyer, if CNS terminates the KBT Agreement) in accordance with this Section 8.1(e) with an immediate effect;;
The Party seeking to terminate this Agreement pursuant to this Section 8.1 (other than Section 8.1(a)) shall give prompt written notice of such termination to the other Party.
Section 8.2 Effect of Termination
In the event of termination of this Agreement as provided in Section 8.1 hereof, this Agreement shall forthwith cease to be in effect and there shall be no obligation or liability on the part of any Party arising thereafter except (a) Sections 5.10, 5.13, 9.2, 9.3, 9.4, 10.1, 10.4, 10.7, 10.8, and this Section 8.2, all of which provisions shall survive termination indefinitely and (b) that no termination of this Agreement shall relieve any Party from liability for any breach prior to the date this Agreement is terminated of this Agreement or any Ancillary Agreement as they may be amended, modified or supplemented after the date of execution hereof.

ARTICLE IX
INDEMNIFICATION
Section 9.1 Survival of Representations, Warranties and Covenants
The representations and warranties of Seller and Buyer contained in this Agreement shall survive the Closing for a period of twelve (12) months after the Closing Date (the “Survival Period”), except as otherwise provided in this Agreement. The covenants and agreements of Seller and Buyer contained in this Agreement shall not survive the Closing, except for those covenants and agreements that by their terms contemplate performance in whole or in part after the Closing, which shall remain in full force and effect for the time period specified therein, if any, or if no such time period is specified, indefinitely.
Section 9.2 Indemnification by Seller
Seller shall save, defend, indemnify and hold harmless Buyer and its Affiliates, officers, directors, employees, agents, successors and assigns (collectively, the “Buyer Indemnified Parties”) from and against any and all losses, damages, liabilities, deficiencies, claims, interest, awards, judgments, penalties, costs and expenses (including reasonable attorneys’ fees, costs and other out-of-pocket expenses incurred in investigating, preparing or defending the foregoing) (hereinafter collectively, “Losses”) to the extent resulting from:
(a) any breach of any representation or warranty made by Seller contained in this Agreement; and
(b) any breach of any covenant or agreement by Seller contained in this Agreement.
Seller hereby acknowledges that the Losses incurred to Buyer Indemnified Parties resulting from any breach of any representative, warranty, covenant or agreement contained in this Agreement by Seller may be greater than the Purchase Price.
The maximum amount of the aggregate indemnifiable Losses that may be recovered from Seller by Buyer Indemnified Parties resulting from any breach of any representation or warranty set forth in Part B of Exhibit 3.1(b) of this Agreement and set forth in Part B of Exhibit 3.1(b) of the KBT Agreement shall be US$20,000,000, and Buyer has the right in its sole discretion to allocate the amount of the indemnifiable Losses under this Agreement and the KBT agreement.

Section 9.3 Indemnification by Buyer
Buyer shall save, defend, indemnify and hold harmless Seller and its Affiliates, officers, directors, and employees (collectively, the “Seller Indemnified Parties”) from and against any and all Losses to the extent arising out of or resulting from:
(a) any breach of any representation or warranty made by Buyer contained in this Agreement; and
(b) any breach of any covenant or agreement by Buyer contained in this Agreement.
The maximum amount of the indemnifiable Losses that may be recovered from Buyer by Seller Indemnified Parties under this Section 9.3 shall be equivalent to 15% of the Purchase Price.
Section 9.4 Manner of and Limitation on Indemnification
Notwithstanding anything to the contrary contained in this Agreement:
(i) The indemnified party shall have no right to recover for Losses until such time as the cumulative amount of such Losses under this Agreement and the KBT Agreement exceed NT$5,000,000 (the “Basket Amount”), provided that at such time as the amount to which such indemnified party is entitled to be indemnified exceeds NT$5,000,000, such indemnified party shall be entitled to be indemnified for all such Losses (i.e., including the initial NT$5,000,000).
(ii) Seller shall not be obligated to indemnify any Buyer Indemnified Party with respect to any Loss to the extent that a specific accrual or reserve for the amount of such Loss was reflected in the financial statements or the notes thereto.
Section 9.5 General Limits on Indemnification
(a) In the event Buyer proceeds with the Closing notwithstanding actual knowledge by Buyer or any Affiliate of Buyer at or prior to the Closing of any breach by Seller of any representation, warranty or covenant in this Agreement, no Buyer Indemnified Party shall have any claim or recourse against Seller or any of its Affiliates or Representatives with respect to such breach, under this Article IX or otherwise; provided, however, nothing contained in this Section shall prejudice the rights of CNS to adjust the initial purchase price pursuant to Section 2.2(b) and (c) and to claim the severance payments and pension liabilities pursuant to Section 5.3(b) and (c) of the KBT Agreement.
(b) No indemnification claim may be asserted against any Party unless written notice of such claim is received by such Party, describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim on or prior to the end of the Survival Period, in which case the applicable representation, warranty, covenant or agreement shall survive as to such claim until such claim has been finally resolved.
(c) For all purposes of this Article IX, “Losses” shall be net of (i) any insurance or other recoveries payable to and received by the Indemnified Party or its Affiliates in connection with the facts giving rise to the right of indemnification and (ii) any Tax benefit realized by such Indemnified Party or its Affiliates arising in connection with the accrual, incurrence or payment of any such Losses (including, without limitation, the net present value of any Tax benefit arising in subsequent taxable years).

(d) No Party hereto shall have any liability under any provision of this Agreement for any punitive, incidental, consequential, special or indirect damages, including business interruption, loss of future revenue, profits or income, or loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement.
Section 9.6 Exclusivity
(a) Except as specifically set forth in this Agreement, effective as of the Closing, Buyer, on behalf of itself and the other Buyer Indemnified Parties, waives any rights and claims any Buyer Indemnified Party may have against Seller, whether in law or equity, relating to the Transferring Business by this Agreement or any of the Ancillary Agreements. After the Closing, subject to the foregoing, this Article IX will provide the exclusive remedy against Seller for any breach of any representation, warranty, covenant or other claim arising out of or relating to this Agreement or any of the Ancillary Agreements and/or the transaction contemplated hereby or thereby.
(b) Except as specifically set forth in this Agreement, effective as of the Closing, Seller, on behalf of itself and the other Seller Indemnified Parties, waives any rights, claims, liens, demands, causes of action, obligations, damages and liabilities, known or unknown, anticipated or unanticipated, contingent or non-contingent, any Seller Indemnified Party has had in the past or may have against Buyer Indemnified Parties, whether in law or equity, through the date of execution of this Agreement and the Closing, including, without limitation, those arising from or with respect to any transactions with Buyer Indemnified Parties prior to the Closing.
ARTICLE X
GENERAL PROVISIONS
Section 10.1 Expenses and Taxes
Except as otherwise provided herein, all fees and expenses incurred in connection with or arising from this Agreement and the Ancillary Agreements and the transaction contemplated hereunder and thereunder shall be borne by the Party incurring such fees or expenses, whether or not such transactions are consummated. For the avoidance of doubt, the stamp duties incurred for the transaction contemplated hereunder shall be borne by Seller. In the event of termination of this Agreement, the obligation of each Party to pay its own fess and expenses shall be subject to any and all rights of such Party arising from a breach of this Agreement or any of the Ancillary Agreements by the other Party
Section 10.2 Amendment and Modification
This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed by Seller and Buyer, and otherwise as expressly set forth herein.

Section 10.3 Waiver
No failure or delay of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of Seller to any such waiver shall be valid only if set forth in a written instrument executed and delivered by Seller. Any agreement on the part of Buyer to any such waiver shall be valid only if set forth in a written instrument executed and delivered by Buyer.
Section 10.4 Notices
All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile, upon written confirmation of receipt by facsimile, e-mail or otherwise, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:
(a) if to Seller:
Hoshin GigaMedia Center Inc.
8F, 207 Tiding Boulevard — Section 2, Taipei 114, Taiwan R.O.C.
Attention: General Counsel
Facsimile: 886-2-2656-8073
with a copy (which shall not constitute notice) to:
Hoshin GigaMedia Center Inc.
8F, 207 Tiding Boulevard — Section 2, Taipei 114, Taiwan R.O.C.
Attention: Chief Operating Officer
Facsimile: 886-2-2656-8090
(b) if to Buyer:
3F, 399, Recom Rd., Neihu District, Taipei City, Taiwan
Attention: Chief Legal Officer
Facsimile: 886-2-8751-8976
(c) if to CNS:
China Network Systems Co., Ltd.
3F, 399, Recom Rd., Neihu District, Taipei City, Taiwan
Attention: Chief Legal Officer
Facsimile: 886-2-8751-8976

Section 10.5 Entire Agreement
This Agreement (including the Exhibits attached hereto), the Ancillary Agreements, the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the Parties with respect to the subject matter of this Agreement. Neither this Agreement nor any of the Ancillary Agreements shall be deemed to contain or imply any restriction, covenant, representation, warranty, agreement or undertaking of any Party with respect to the transaction contemplated hereby or thereby other than those expressly set forth herein or therein or in any document required to be delivered hereunder or thereunder, and none shall be deemed to exist or be inferred with respect to the subject matter hereof. Notwithstanding any oral agreement of the Parties or their Representatives to the contrary, no Party to this Agreement shall be under any legal obligation to enter into or complete unless and until this Agreement shall have been executed and delivered by each of the Parties.
Section 10.6 No Third-Party Beneficiaries
Except as otherwise provided in this Agreement, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement.
Section 10.7 Governing Law
This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transaction contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the ROC, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles.
Section 10.8 Dispute Resolution
(a) The Parties shall seek to solve through negotiations any dispute, controversy or claim arising out of or relating to this Agreement, or the breach, termination or invalidity hereof. If the Parties fail to solve such dispute, controversy or claim by a written agreement within thirty days after one of the Parties or has requested such negotiations by notice to the other Party, such dispute, controversy or claim shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and finally settled by arbitration in accordance with the UNCITRAL Arbitration Rules (“Arbitration Rules”) in force at the date of this Agreement, as modified by the rest of this Section 9.8. The place of arbitration shall be Taipei. There shall be three arbitrators. The appointing authority shall be Hong Kong International Arbitration Centre and the arbitration shall be administered in accordance with the HKIAC Procedures for the Administration of International Arbitration (“HKIAC Procedures”) in force at the date of this Agreement including such amendments to the Arbitration Rules as are contained in the HKIAC Procedures. The language of the arbitration shall be English. The awards rendered by the arbitrator shall be final and binding on the Parties. The Parties agree to be bound by any awards made by the arbitrator(s) and execute the awards accordingly.

(b) Each Party and the Guarantors shall cooperate with each other in making full disclosure of and providing complete access to all information and documents requested by any Party in connection with such arbitration proceedings, subject only to any confidentiality obligations binding on the disclosing Party. The cost of the arbitration (including the reasonable and properly incurred fees and expenses of the lawyers appointed by each party to the arbitration) shall be borne by the Party or Parties against whom the arbitration award is made or otherwise in accordance with the ruling of the arbitration tribunal.
Section 10.9 Assignment; Successors
Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any Party without the prior written consent of the other Party and any such assignment without such prior written consent shall be null and void.
Section 10.10 Severability
Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.
Section 10.11 Counterparts
This Agreement may be executed in three counterparts, both of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties. This Agreement may be executed by facsimile signature and a facsimile signature shall constitute an original for all purposes.
Section 10.12 No Presumption Against Drafting Party
Seller and Buyer acknowledge that each Party to this Agreement has been represented by counsel in connection with this Agreement and the transaction contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting Party has no application and is expressly waived.
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IN WITNESS WHEREOF, Seller, Buyer and the Guarantor have caused this Agreement to be executed as of the date first written above.

Hoshin GigaMedia Center Inc.
By:
Name:
Title:

By:
Name:
Title:

China Network Systems Co., Ltd.
By:
Name:
Title: